EXHIBIT 33.1

REPORT ON ASSESSMENT OF COMPLIANCE WITH SERVICING CRITERIA
FOR ASSET-BACKED SECURITIES

Entergy Texas, Inc. (the “Servicer”), as a party participating in the servicing function under Item 1122 of Regulation AB, hereby reports on its assessment of compliance with the servicing criteria specified in paragraph (d) of Item 1122 of Regulation AB, as follows:

(1) The Servicer is responsible for assessing compliance with the servicing criteria applicable to it. The servicing criteria specified in the following paragraphs of paragraph (d) of Item 1122 of Regulation AB are not applicable to the Servicer based on the activities it performs with respect to asset-backed securities transactions taken as a whole involving the Servicer and that are backed by the same asset type backing the Senior Secured Transition Bonds, Series A: (1)(ii) (outsourcing), (1)(iii) (back-up servicing), (1)(iv) (fidelity bond), 2(iii) (advances or guarantees), (2)(vi) (unissued checks), (4)(iii) (additions, removals or substitutions), 4(v) (records regarding pool assets), (4)(ix) (adjustments to interest rates), (4)(x) (funds held in trust for an obligor), (4)(xi) (payments on behalf of obligors), (4)(xii) (late payment penalties), (4)(xiii) (obligor disbursements), (4)(xv) (external credit enhancement);

(2) The Servicer used the criteria in paragraph (d) of Item 1122 of Regulation AB to assess compliance with the applicable servicing criteria;

(3) The Servicer has determined that it is in compliance with the applicable servicing criteria as of and for the year ending December 31, 2009, which is the period covered by this report on Form 10-K, other than as specified on Schedule A attached hereto; and

(4) Deloitte & Touche LLP, a registered public accounting firm, has issued an attestation report on the Servicer's assessment of compliance with the applicable servicing criteria as of and for the year ended December 31, 2009, which is the period covered by this report on Form 10-K.

Schedule A

Instances of Non-Compliance by the Servicer

1122(d)(3)(i):  Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors’ or the trustee’s records as to the total unpaid principal balance and number of pool assets serviced by the Servicer.

Two monthly servicer certificates during the year ended December 31, 2009 were not delivered to Entergy Gulf States Reconstruction Funding I, LLC, the Public Utility Commission of Texas, the Indenture Trustee and the Rating Agencies on or before the required date as indicated by the Servicing Agreement.  Monthly servicer certificates are required to be delivered by the Servicer no later than the twenty-fifth day of each month.  One monthly servicer certificate which was due on or before May 25, 2009 was delivered on May 26, 2009, and another monthly servicer certificate which was due on or before June 25, 2009 was delivered on June 30, 2009.  Existing procedures have been reviewed to ensure that future monthly servicer certificates are delivered on or before the twenty-fifth day of each month.

Date:  March 29, 2010

Entergy Texas, Inc., as servicer

By:     /s/ Theodore H. Bunting, Jr.
Name:  Theodore H. Bunting, Jr.
Title:   Senior Vice President and Chief Accounting Officer